UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

February 26, 2010
(Date of Report, Date of Earliest Event Reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

(800) 579-2302
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(b)   Retirement of Named Executive Officer

On March 1, 2010, Ernest Cruse, Executive Vice President Store Operations, Houston Division of Stage Stores, Inc. (the "Company") retired after forty-four years with the Company.

(e)   Entry into Retirement Agreement with Named Executive Officer

On February 26, 2010, Mr. Cruse and the Company entered into a Retirement Agreement, which terminated Mr. Cruse's Employment Agreement dated January 30, 2002. The Retirement Agreement provides that (i) the Company will make specified payments to Mr. Cruse in the aggregate amount of approximately $566,900, and (ii) Mr. Cruse has the right to continue medical coverage (for himself and his spouse) until he reaches the age of 65 under the terms of the Company's current group medical plan applicable to its retired senior executives. The Company does not believe that the amount of the retirement payments to be paid Mr. Cruse and the cost of the benefits to be maintained on his behalf are material to the Company.

Item 8.01   Other Events

On February 26, 2010, the Company issued a News Release announcing the retirement of Mr. Cruse effective March 1, 2010 and that Jon Gunnerson will assume the position of Senior Vice President Store Director, Houston Division of the Company. A copy of the News Release is attached to this Form 8-K as Exhibit 99.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

99   News Release issued by Stage Stores, Inc. on February 26, 2010, announcing the retirement of Ernest Cruse effective March 1, 2010 and that Jon Gunnerson will assume the position of Senior Vice President Store Director, Houston Division of the Company.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

	STAGE STORES, INC.
March 4, 2010	/s/ Edward J. Record
(Date)	Edward J. Record
	Chief Financial Officer and
	Chief Operating Officer